UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM SD
________________________________
Specialized Disclosure Report

Intertape Polymer Group Inc.
(Exact name of registrant as specified in its charter)
________________________________

Canada	1-10928	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada	H4M 2X5
(Address of principal executive offices)	(Zip Code)

Jeffrey Crystal, Chief Financial Officer, (941) 739-7522
(Name and telephone number, including area code, of the person to contact in connection with this report.)
________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

References in this report to the “Company” means Intertape Polymer Group Inc. together with its subsidiaries, except where the context otherwise requires.
The Company fully supports Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”) and are committed to responsible sourcing of columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin or tungsten (collectively, “Conflict Minerals”), as well as full compliance with the requirements of the Conflict Minerals Rule. The Company is committed to identifying the potential Conflict Minerals that are necessary to the functionality or production of a product manufactured by the Company or for the Company by a contract manufacturer, and if the Company’s products fall within the scope of the Conflict Minerals Rule, in determining the country of origin of any potential Conflict Material.

This report on Form SD is filed pursuant to Rule 13p-1 promulgated under the Exchange Act for the reporting period January 1, 2020 through December 31, 2020 (this “Report”). The Conflict Minerals Rule requires disclosure on this Form SD of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals. Additional disclosures are required if such Conflict Minerals originate from the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola.

The Company undertook certain investigative procedures to determine whether it manufactures or contracts to manufacture any products containing Conflict Minerals. As a result of these investigative procedures, which included an internal review of materials and products purchased and their known chemical ingredients, certain inquiries of the Company’s suppliers, and a review of the responses received to those inquiries and certain other due diligence measures, the Company determined that one of its plants has used a catalyst (“Catalyst”) in its manufacturing process that contains tin, a Conflict Mineral. The Company does not, however, manufacture the Catalyst.

Other than the Catalyst, the Company currently has discovered no other indications of Conflict Minerals in its products and currently believes that none of its products contains Conflict Minerals. Based on the guidance of the Securities and Exchange Commission regarding the applicability of the Conflict Minerals Rule to chemical compounds (such as the Catalyst) that are derived from tin, the Company does not believe that the Catalyst (based on the Company’s use of it) qualifies as a Conflict Mineral under the Conflict Minerals Rule. As a result, the Company does not believe that any of its current products are within the scope of the Conflict Minerals Rule. The Company will continue to perform its investigative procedures regarding Conflict Minerals and monitor future guidance regarding the applicability of the Conflict Mineral Rules to its products.

The Company is many levels removed from the mines, smelters and refiners of Conflict Minerals. Consequently, it is possible that a reasonable inquiry of the Company’s supply chain would not alert the Company to the presence of trace amounts of a Conflict Mineral, other than the Catalyst.

Website Disclosure

This Conflict Minerals disclosure is also available on the Company’s website at https://www.itape.com/investor%20relations/press%20releases%20and%20reports/annual%20reports. The information contained on the Company’s website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Item 1.02 Exhibit

Not Applicable.
Section 2 Exhibits
Item 2.01 Exhibits
Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

            INTERTAPE POLYMER GROUP INC.
            (Registrant)

	By:	/s/Jeffrey Crystal
Dated May 12, 2021		Jeffrey Crystal, Chief Financial Officer

    4